Enterra provides update on Continued Listing Standards Notice from the NYSE

Calgary, Alberta – (Marketwire – April 8, 2009) Enterra Energy Trust (“Enterra”, “We”, “Our” or the “Trust”) provides an update on the continued listing standards notice from the New York Stock Exchange (“NYSE”) and announces that its business plan to address the deficiencies has been approved by the NYSE.

On December 22, 2008, Enterra Energy Trust announced that it had received notification regarding its “below criteria” status with respect to the continued listing requirements of the NYSE. Enterra was required to submit a business plan directed at regaining compliance with both the US$1.00 average closing price and the minimum US$75 million market capitalization criteria. This business plan was submitted by the Trust and the NYSE has confirmed its acceptance.

Currently the minimum US$1.00 average closing price continued listing requirement has been temporarily suspended for all companies listed on the NYSE until at least June 30, 2009. As a result Enterra has until late October 2009 to meet this requirement, or possibly longer if the NYSE extends the temporary suspension. The Trust has until May 2010 to achieve a minimum US$75 million market capitalization.

Enterra continues to be in compliance with the listing requirements of the Toronto Stock Exchange.

About Enterra Energy Trust

Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units and debentures are listed on the Toronto Stock Exchange under the symbols (ENT.UN), (ENT.DB), (ENT.DB.A) and Enterra’s trust units are listed on the New York Stock Exchange under the symbol (ENT).  The Trust portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma. Current production is comprised of approximately 53 percent natural gas and 47 percent crude oil and natural gas liquids.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Blaine Boerchers

Chief Financial Officer

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com